

September 12, 2007

<u>By facsimile to (213) 891-8763 and (212) 403-2309 and U.S. Mail</u>

Mr. Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Mr. Stephen G. Hanks
President and Chief Executive Officer
Washington Group International, Inc.
720 Park Boulevard, P.O. Box 73
Boise, ID 83729

Re: URS Corporation
   Washington Group International, Inc.
   Revised Preliminary Proxy Statement on Schedule 14A
   Filed August 24, 2007
   File Nos. 1-7567 and 1-12054
   Draft of Registration Statement on Form S-4
   Received September 5, 2007
   File No. 333-_____

Dear Messrs. Koffel and Hanks:

   We reviewed the filing and the draft and have the comments below.

<center>PreR14A</center>

1. We note your response to prior comment 10. In Note 3 of the financial statements
   included in the March 31, 2007 Form 10-Q, you disclose the potential amount of
   liquidated damages and that they have not been "included in the current estimated
   contract loss because (you) believe it is unlikely that any liquidated damages will be

owed once schedule relief for customer directed changes has been determined." You do not appear to address the matter in any specific fashion in management's discussion and analysis. There is no discussion of the nature of the delays or the fact the highway's completion date is approximately one year later than originally scheduled. There is no clear discussion of the client's right to withhold payments, the terms of the liquidated damage provisions in the contact, your basis for believing the client would not withhold payment, the claims process, etc. While we acknowledge that conditions can change resulting in unexpected financial statement impacts, we strongly urge you to carefully consider the disclosure requirements of Item 303 of Regulation S-K and the guidance in SEC Release No. 33-8350 in future filings.

Material United States Federal Income Tax Consequences, page 86

2.   Refer to prior comment 7. Delete also the word "generally" in the last bullet point and in the third full paragraph on page 88.

Interests of Washington Group's Directors and Executive Officers in the Merger, page 93

3.   Please quantify the various substantial interests of each of the Washington Group directors and executive officers in the merger individually. Other than the named executive officers, we note that you aggregated the total value of consideration to be paid for all executive officers and directors as a group. Please note that Item 5 of Schedule 14A requires disclosure regarding the interests in the transaction of each person who has been a director or executive officer at any time since the beginning of the last fiscal year. Please also consider presenting the information in bullet points or tabular format so that it is easier for stockholders to read and understand.

Material United States Federal Income Tax Consequences, page 86

4.   Please revise this section to remove the brackets you have placed around various phrases in this section. We assume that this was intended to suggest draft language.

5.   Please state here, and on page 116 where you discuss delivery of the tax opinions as a closing condition, that you will amend and recirculate the proxy statement/prospectus and resolicit the vote if this condition is waived. Please remove references to the Securities and Exchange Commission, as it may suggest to shareholders that any actions you may take and disclosures you may provide in this case have been approved by the Commission.

6.   As you are providing short-form opinions, please revise language in this section to clarify that the discussion constitutes counsels' opinions. You currently state that URS and Washington Group have received opinions, and that based on the opinions, that the merger will constitute a reorganization, and the tax consequences described in the bullet points on page 88 will flow from the transaction. However, your discussion should make clear that it constitutes counsels' opinions.

Identifiable intangible assets, page 125

7.   We note the reference to valuation advisors. If you refer to a third party, you must identify the third party and obtain its consent. See Rule 436 of Regulation C under the Securities Act.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 123

4. Pro Form Adjustments, page 127

8.   We note your response to prior comment 29 regarding pro forma adjustments (m) and (n). With regard to the unfavorable contract liability, please tell us the specific events and circumstances that occurred since the negotiation and consummation of the contracts resulting in their unfavorable position.

<center>Draft of S-4</center>

Undertakings

9.   Provide the Rule 415 undertakings required by Item 512(a) of Regulation S-K.

Exhibit 5.1

10.   Please remove your assumption from clause (ii) on the first page of the opinion that the shares have been authorized. The opinion that the shares have been validly issued includes counsel's finding that the shares have been duly authorized. It is not appropriate to assume conclusions as to legal matters that underlie the opinion.

11.   We note the statement "We are opining herein only as to the validity of the Shares under the General Corporation Law of the State of Delaware." Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the General Corporation Law of the

State of Delaware includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Exhibit 8.1

12.   Refer to prior comment 10, and revise the second paragraph numbered 1 on page 2 to state clearly that the discussion in the proxy statement/prospectus is the opinion.

Exhibits 99.1 and 99.2

13.   Refer to prior comment 33, and revise the forms of proxy to identify them clearly as being preliminary. <u>See</u> Rule 14a-6(e)(1) of Regulation 14A.

Closing

File a revised Pre14A in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since URS, Washington Group, and their managements are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from URS and Washington Group in which they acknowledge that:

- URS and Washington Group are responsible for the adequacy and accuracy of the disclosures in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- URS and Washington Group may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that URS and Washington Group provide us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven Stokdyk, Esq.
        Latham and Watkins LLP
        633 West 5th Street, Suite 4000
        Los Angeles, CA 90071-2007

        David A. Katz, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019-6150